Exhibit 99.2

Valuation and Qualifying Accounts and Reserves ($ million)

Column A	Column B	Column C		Column D	Column E
		Additions			
Description	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at end of period
Allowance for doubtful accounts					
Year ended June 30, 2004	(10)	1		1	(8)
Year ended June 30, 2003	(15)	(4)		9	(10)
Year ended June 30, 2002	(15)	(11)	4	7	(15)
Allowance for inventory obsolescence					
Year ended June 30, 2004	(3)	(14)		13	(4)
Year ended June 30, 2003	(12)	(8)		17	(3)
Year ended June 30, 2002	(48)	(15)		51	(12)
Valuation allowance on deferred tax assets					
Year ended June 30, 2004	(97)	58			(39)
Year ended June 30, 2003	(66)	(31)			(97)
Year ended June 30, 2002	(28)	(38)			(66)
Accrued environmental remediation					
Year ended June 30, 2004	(17)	(14)		2	(29)
Year ended June 30, 2003	(17)	(2)		2	(17)
Year ended June 30, 2002	(10)	(9)		2	(17)
LIFO allowance					
Year ended June 30, 2004	(8)	(1)			(9)
Year ended June 30, 2003	(11)	3			(8)
Year ended June 30, 2002	(11)				(11)
Accrued restructuring					
Year ended June 30, 2004	(6)	(1)		4	(3)
Year ended June 30, 2003	(14)			8	(6)
Year ended June 30, 2002	(11)	(32)		29	(14)